Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)
(Unaudited

	Six Months Ended June 30,
	2007	2006
Earnings:
Income before taxes	$88.5	$106.2
Add (deduct):
Equity in income of non-consolidated affiliates	(20.4)	(25.1)
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	15.1	14.9
Total	$83.3	$96.1
Fixed Charges:
Interest expensed	$9.9	$10.2
Estimated interest factor in rent expense(1)	5.2	4.7
Total	$15.1	$14.9
Ratio of earnings to fixed charges	5.5	6.4

(1)           Amounts represent those portions of rent expense that are reasonable approximations of interest costs.